March 28, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Corey Jennings, Esq. Division of International Corporate Finance

Re:	Youlife Group Inc. Registration Statement on Form F-6 (Registration No.: 333-285250)

Dear Mr. Jennings:

Citibank, N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the Deposit Agreement, by and among the Depositary, Youlife Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands, and its successors (the “Company”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder representing deposited ordinary shares, par value US$0.0001 per share, of the Company, hereby requests that the effectiveness of Registration Statement on Form F-6 (Registration No.: 333-285250) be accelerated to coincide with the accelerated effectiveness of the Company’s Registration Statement on Form F-4 (Registration No.: 333-285178).

Please call me at (212) 816-6351 if you have any questions.

* * * * *

Very truly yours, CITIBANK, N.A.

By:	/s/ Joseph Connor
Name: Joseph Connor
Title: Attorney-in-Fact

cc: Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP)